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Exhibit 12.1

Geokinetics Inc. and Subsidiaries
Statement Regarding Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends (unaudited)
(in thousands)

Computation of Earnings:	2010	2009	2008	2007	2006
Net income (loss) before income taxes	$(133,874)	$10,917	$10,254	$(13,684)	$(942)
Add fixed charges (see below)	63,633	34,891	34,190	22,449	23,166

Earnings available to cover fixed charges	(70,241)	45,808	44,444	8,765	22,224
Fixed charges:
Interest(1)	37,907	9,123	6,992	9,265	11,298
Amortization of debt cost and discount	2,791	560	336	875	4,608
Interest portion of rentals(2)	22,935	25,208	26,862	12,309	7,260

Total fixed charges	63,633	34,891	34,190	22,449	23,166
Preference security dividend(3)	16,389	40,352	11,713	9,011	381
Total fixed charges and preferred stock dividends	$80,022	$75,243	$45,903	$31,460	$23,547

Deficiency of earnings available to cover fixed charges	(133,874)	—	—	(13,684)	(942)
Deficiency of earnings to cover fixed charges and preferred stock dividends	(150,263)	(29,435)	(1,459)	(22,695)	(1,323)
Ratio of earnings to fixed charges		1.31	1.30
Ratio of earnings to fixed charges and preferred stock dividends	$—	$—	$—	$—	$—

(1)
Includes interest expense and capitalized interest.

(2)
Represents an estimate of the interest within rental expense.

(3)
Represents pre-tax earnings required to pay dividends on outstanding preference securities.

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  Exhibit 12.1